UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,348
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,348

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,348

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,348
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,348

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,348

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 344,702
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 344,702

11. Aggregate Amount Beneficially Owned by Each Reporting Person 344,702

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,521,333.74
DAP	Working Capital	$3,077,203.02

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have continued to evaluate information that National Home Health Care Corp. ("NHHC") has made public so far as well as from other sources regarding NHHC's proposed merger transaction (the "Merger" or "Transaction") with affiliates of Angelo Gordon, in partnership with Eureka Capital Partners and members of management (all together the "Insider Group").

As disclosed in prior filings, Lawndale sent letters (the "December and January letters") to NHHC's Board of Directors on December 19, 2006, a copy of which was attached as Exhibit B to Amendment No. 2 to Schedule 13D filed December 20, 2006, and on January 12, 2007, a copy of which was attached as Exhibit B to Amendment No. 3 to Schedule 13D filed January 16, 2007, detailing its concerns regarding the Transaction, objecting to the merger consideration and process and indicating an intent to vote against the merger and seek appraisal rights unless certain changes were made.

Subsequent to its filing of the December and January letters, Lawndale has been in contact with a number of reputable parties who indicated that they would have been interested in participating in any sale process for NHHC, but were never informed or solicited to be part of such a process.

Lawndale has also reviewed the Preliminary Proxy (the "Proxy") filed by NHHC on January 30, 2007. Lawndale believes the facts, as set forth in the Proxy, reinforce Lawndale's contention that the NHHC Board improperly entered into the Merger agreement.

On February 14, 2007, Lawndale sent a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference to this filing) to NHHC's Board of Directors informing it of Lawndale's findings and belief that certain members of NHHC management and Board of Directors may have breached their fiduciary duties, including, but not limited to, their duty to obtain the maximum sale price for NHHC shareowners. Lawndale further believes that such breaches of fiduciary duty support, as a matter of law, rejection of the Merger Agreement in its entirety, or removal of certain terms that interfere with NHHC shareowners obtaining the best and highest value for their shares, including, but not limited to, the limitations on the Company's ability to provide confidential due diligence to other bidders and the requirement that a so-called "break-up" fee be paid.

Also, on February 14, 2007, NHHC announced that it had received a "non-binding proposal from Premier Home Health Care Services, Inc., subject to due diligence, offering to acquire all of the outstanding shares of NHHC for $12.00 per share in cash. "

Lawndale continues to believe that the current Merger price range of $11.35-11.50 significantly undervalues NHHC. At a fair and appropriate valuation, Lawndale supports the sale of NHHC and it believes, particularly given NHHC's excess cash and non-cash working capital, that other buyers would be willing to pay a meaningfully higher price for NHHC absent the provisions in the existing Merger Agreement, which may have the effect of deterring other bidders from coming forward.

Lawndale has been and may continue to be in contact with NHHC management, members of NHHC's Board of Directors, prospective acquirers, other shareowners, their advisors and others regarding the Merger and other alternatives that NHHC could employ to maximize shareowner value.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since January 16, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
LCM	P	1/31/2007	200	11.34

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of NHHC dated February 14, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 15, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER TO BOARD MEMBERS OF NATIONAL HOME HEALTH CARE

Andrew Shapiro

President

February 14, 2007

Board of Directors

National Home Health Care Corp.

c/o Corporate Secretary

700 White Plains Road, Suite 275

Scarsdale, NY 10583

To the Board Members of National Home Health Care:

As you know, Lawndale Capital Management and its affiliates (collectively "Lawndale") have been long-term shareowners of National Home Health Care Corp. ("NHHC" or the "Company") and remain the Company's third largest independent shareowner, owning 394,348 shares, or 7.0% of NHHC's outstanding shares. As you also know, when we first wrote you on December 19th, 2006 expressing considerable dismay at the Board's decision to sell the Company to the NHHC management/Eureka Capital/Angelo Gordon group ("Insider Group") at an unacceptably low "take-under" price pursuant to the Merger Agreement (the "Take-Under Agreement"), we were very concerned by the process which led to this Agreement.

We have now read the Preliminary Proxy ("Proxy") NHHC recently filed with the SEC and are disturbed to find that the process as described in this document (which presumably is as benign to the directors and the Insider Group as possible) was far worse than what we could have imagined. Indeed, even the most cursory review of the Proxy demonstrates that the directors have so far acted in a manner that places the interests of the Fialkow family and senior management ("Fialkows") before those of NHHC's independent shareholders. The Proxy reinforces what we have suspected all along - that the "process" was and continues to be perverted by self-interested management and select insiders and rubber stamped by a Board that we must reluctantly conclude has abandoned its duties to independent shareholders.

We understand that the Company has now been served with a lawsuit, challenging the actions of the directors and the Fialkows for entering into the Take-Under Agreement. In light of the disclosures set forth in the Proxy, we believe it would be a further act of corporate waste and breach of fiduciary duty for the Board to spend NHHC funds defending the wrongful behavior that led to this transaction. Instead, we urge the Board to reconsider its decisions with the process, reject the Take-Under Agreement, and specifically inform the Fialkows that the Company will not indemnify them, nor advance costs of litigation in this matter. Similarly, the Company should deny indemnification to any director who does not take this opportunity to reconsider his role in the transaction and seek to undo the Take-Under Agreement.

We further understand that the Company announced on February 14, 2007 that it has received a bona fide proposal that could result in a Superior Proposal, as those terms are defined under the Take-Under Agreement. In the Company's press release announcing this proposal (the "Release"), the Company noted that the Take-Under Agreement might provide for a fee to be paid to the Insider Group if the Take-Under Agreement is terminated. We believe that such a payment would constitute a breach of the Board's fiduciary duties, as the process leading to the Take-Under Agreement was fatally flawed. In particular, the Board's decision to include a break-up fee in the Take-Under Agreement was both unnecessary and improper. Accordingly, we urge the Board not to pay any fee in connection with the termination of the Take-Under Agreement.

We realize the highly unusual nature of these demands. However, given the nature of the background and terms of the transaction, these demands are not just appropriate but essential. We describe some of the more egregious errors below; we hope by doing this that the Board will move to undo the Take-Under Agreement, and when confronted with a second chance to run a fair process, will have a better understanding of the appropriate steps necessary to maximize shareholder value.

Background Of The Merger

The facts set forth in the Proxy illustrate NHHC has been an attractive acquisition candidate over the past several years at prices substantially higher than the Insider Group's current price. It further illustrates a multi year pattern during which the Fialkows systematically avoided and-or ended any discussions with synergistic strategic partners who would not need to employ them. It is unclear from the Proxy whether the Board was unduly ignorant of these violations by the Fialkows, and thereby breached its fiduciary duties of due care and good faith, or complicit, violating its fiduciary duty of loyalty. However, it is clear that, for at least three years, management and the Board's fiduciary duties to shareholders were subjugated to the Fialkows plan to control a sale "process" for their own financial self-interest-a plan that eventually was realized in the Take-Under Agreement. We note with irony and anger that the Proxy reveals Fred Fialkow had no difficulty negotiating improved terms for himself, increasing his dividend/interest yield, while migrating his preferred stock into a debt instrument (See Proxy, 23). Yet, as we illustrate, below, no one obligated to protect shareholder interests did so despite numerous opportunities.

Eureka Appointed As Financial Advisor By Board (2004 To Early 2005)

As disclosed in the Proxy, from the beginning of 2004, when several strategic buyers appear to have been rebuffed, it is apparent that the Fialkows were only interested in financial/private equity buyers, who would be willing to retain and further compensate the Fialkows, despite the fact that such buyers would likely pay less than a strategic buyer with synergies (Proxy, 19). Eureka Capital Markets, LLC ("Eureka") was retained in August 2004, nominally by the full Board as financial adviser to the Company, but was clearly working at the instruction of the Fialkows. Not surprisingly, Eureka was tasked to only seek expressions of interest from private equity groups (Proxy, 19).

From that moment in 2004, when a decision was made by whomever to avoid strategic synergistic buyers and only seek a sale to financial/private equity buyers (Proxy, 19), an independent special committee comprised solely of outside, independent directors should have been created. It was not. Further, such a committee should have been placed in charge of the sale process, and should have been responsible for retaining its own financial and legal advisers, independent of the Company or the Fialkows. Again, no such process was undertaken. In early 2005, when several private equity buyers submitted indications of interest at $13 to $14 per share, the Board still did not establish a special committee, but instead apparently chose to allow the Fialkows to run the sale process.

Eureka/Angelo Gordon As BUYER Partnered With Fialkows (November 2005)

Although we believe it is undisputable that the Board should have established a special committee no later than early 2005, when Eureka was instructed to only solicit indications of interest from private equity groups, we do not understand how the Board could have failed to establish such a committee following Eureka's approach to NHHC's management in November 2005 to propose buying the Company in partnership with the Fialkows. Instead of continuing to work in the only capacity the Board approved, as an advisor seeking the highest bidder for the Company, Eureka was now allied with the Fialkows (Proxy, 20). By this time, it was obvious that the Fialkows and the Company's financial adviser were not acting in the best interests of the Company's shareholders. Who approved Eureka's new role? Who was left to protect the interests of the shareholders? Not management, who was out trying to put together an offer to buy NHHC from the Company's shareholders for the lowest price possible. Not the Company's bankers, who had suddenly shifted sides, and were now partnering with management to buy the Company from its shareholders at the lowest possible price; and certainly not NHHC's "independent" directors, who appear to have either been ignorant or uncaring about the fact that the fiduciaries in charge of operating the Company for the benefit of its shareholders were now actively working on the other side without any intermediary to protect the shareholders. Such a process is unprecedented in our experience. Remarkably, despite the obvious conflicts of interest, no Special Committee was formed and, no replacement financial advisor was hired to assist the Board in its fiduciary duty to obtain maximum value for ALL shareholders.

Eureka-Angelo Gordon Exclusive Due Diligence And Negotiations (2006 - Present)

This shocking "process" continued in 2006, when NHHC entered into the first of THREE successive "exclusive" due diligence and negotiating periods (spanning almost eight months until replaced by the Take-Under Agreement's indeterminate No-Shop/No-Solicitation provisions) with the Insider Group that, in effect, "locked up" the Company. The Proxy indicates that there was no special committee of the Board at this time! We question who negotiated and approved these exclusionary agreements. Did the Fialkows negotiate these agreements on behalf of themselves or the Company? How could the independent directors allow such behavior to occur? By this time the independent directors had to have known that the Fialkows were looking to buy the Company with Eureka, the Company's "former" advisor. How could they not set up a special committee to oversee, review and independently run the process from this point in time?

We believe that NHHC's Board breached its duties to shareholders when it allowed, or was unaware that, this series of "lock-ups" effectively eliminated other parties from knowing about or obtaining sufficient information to make a competing higher bid. It is appalling that the Company was effectively taken off the market for the benefit of the Insider Group, and that the Board, in its fiduciary duty to obtain maximum value for all shareholders, never hired a replacement financial advisor to evaluate alternatives or solicit and consider competitive bids. It is equally appalling that there is no mention in the Proxy of the full NHHC Board actually meeting until June 2006, a full eight months after the Fialkows partnered with Eureka, to pursue an obviously conflicted transaction.

The proxy discloses that it was not until July 11, 2006 that NHHC finally established a "Special Committee," purportedly to represent the independent shareholders. Yet this process was obviously a sham, designed to rubber-stamp a decision that had already been made, rather than to effectively consider alternatives to maximize shareholder value. Nowhere is this made more evident than in the fact that the Special Committee was not empowered to retain its own financial or legal advisers. Instead, the committee used the Company's long-standing legal counsel, and it never even retained a financial adviser to conduct a "market check" or consider options and alternatives prior to agreeing to an excessive "break-up fee" and erecting other impediments to higher competing bids to the Insider Group's proposals. The limitations and weaknesses of the Houlihan Lokey ("Houlihan") Opinion reinforce this rubber stamp characterization.

Opinion Of Houlihan Lokey

Instead of properly retaining an independent financial advisor, overseen by a special committee acting on behalf of all shareholders, the Board retained Houlihan solely to evaluate the "fairness" of the transaction price already agreed to with the Insider Group (Proxy, 28). For example, the Board did not ask Houlihan to evaluate strategic alternatives to selling to a management-led group; to consider the possibility of NHHC staying independent; to attempt to shop the Company to other potential bidders; or to consider other potential financial alternatives, such as a recapitalization, special dividend or similar type of alternative (Proxy, 28). Given these limitations, how can the Special Committee say it knows the value of NHHC such that it can approve a sale of the Company?

Houlihan's Opinion fails to adequately support the fairness of the Insider Group's current offer price. For example, despite the fact that Eureka, in its original capacity as NHHC's financial advisor, sought a multiple of no less than 6x EBITDA adjusted upwards for the "expenses incurred for operating as a public company (which also includes the compensation paid to Frederick H. Fialkow)," Houlihan signed off on a deal that we believe pays shareholders no more than 5.5X adjusted EBITDA. No explanation is given as to why Houlihan found it appropriate to use unadjusted EBITDA in its calculations or why the multiple they deemed "fair" was at the low end of all the methodologies they presented.

We find the low multiple particularly questionable at a time when there has been a widely recognized expansion of acquisition multiples as a result of substantial private equity asset growth. NHHC is well regarded and represents an attractive platform acquisition for a financial buyer or a synergistic tuck-in for a strategic buyer. Based on our analysis, and on many conversations Lawndale has had with industry participants that include private equity firms, investment bankers and peer companies in the home health industry, we believe that a full and fair auction should award NHHC shareholders an above-median multiple, especially given NHHC's growing stockpile of over $20 million in cash and the substantial excess working capital on its balance sheet. Houlihan's Opinion seems particularly inadequate given that there was no market check made, nor any auction process allowed to elicit competitive bids.

Subsequent Events. The Board's Illegal Hurdles To A Full And Fair Auction

The Take Under Agreement contains "No-Shop No-Solicitation" provisions that limit the Company's discretion to seek and consider other offers, provisions that never should have been agreed to given the lengthy exclusivity agreements and improper process with the Insider Group. The Board should have insisted on a "Go shop" clause, which would have allowed the Company to actively solicit other offers. This was a chance, yet again avoided by the Board, to mitigate the damage caused to NHHC's shareholders from this long-running tainted Insider Group-biased process. However, the no-shop no-solicitation provisions also have a "fiduciary out" clause allowing the Board to provide information to an alternative bidder making an unsolicited bona fide "Acquisition Proposal" if the Board believes that the proposal "would reasonably be expected to lead to a Superior Proposal . . ."

According to the Release NHHC made today, on February 12, 2007, NHHC received a proposal from Premier Home Health Care Services, Inc. ("Premier") offering to purchase all of NHHC's stock for $12.00 per share in cash. We understand that Premier operates in all the same states as NHHC, in addition to other states purportedly with higher revenues, EBITDA and operating margins than NHHC. The release also states that the Insider Group can terminate the Take-Under Agreement if the NHHC Board fails to recommend against the Premier Acquisition Proposal by February 16, 2007, five Business Days from receipt of the proposal.

In this regard, we note that it took the Insider Group several months to finalize their proposal, despite having no competition and full access to all of the internal information of the Company, as well as the support of the management team presumably most knowledgeable about the Company. While we believe the Take-Under Agreement should be terminated, as it was entered into improperly, we further believe it would constitute yet another breach of the directors' fiduciary duty to pay any Break-up Fee in connection with the termination of the Take-Under Agreement.

A Sale But Only With The Right Process And At The Right Price - There Are Other Alternatives.

As we previously indicated, Lawndale agrees with the strategic decision made by the directors to sell the Company in 2004. However, such a sale must occur through a proper process, which would inevitably lead to a fair and appropriate valuation for NHHC. Both the Proxy and the Release make no mention of the Board asking an independent financial advisor to provide the Board any analysis about Premier's $12.00 cash offer. Who is acting on behalf of the independent shareholders with respect to this offer, and why isn't the Board retaining such an advisor to maximize value for the Company's shareholders through the bidding process or other means? At a price too low, there are other alternatives such as recapitalizing the Company and issuing a sizable special dividend or seeking a merger partner but remaining public rather than squeezing out the minority shareholders at an inadequate price.

As illustrated above, it is clear even from the sanitized version set forth in the Proxy that the Board entered into the Take-Under Agreement that benefited the Insider Group at the expense of the Company's independent shareholders. Following so many missed opportunities to act on behalf of independent shareholders, NHHC's Board, now more than ever, is obligated to take actions to guide the process to obtain the highest price reasonably obtainable for the Company's shareholders, regardless of management's continued participation. This is what the Board's fiduciary duties require, and we expect the Board to fully abide by these duties.

Yours Sincerely,

Andrew E. Shapiro

President

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